SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 12, 2019

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 12, 2019 regarding “Ericsson announces change to the Executive Team”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: March 12, 2019

PRESS RELEASE March 12, 2019

Ericsson announces change to the Executive Team

Ericsson (NASDAQ: ERIC) today announced that Rafiah Ibrahim will leave her position as Senior Vice President and Head of Market Area Middle East & Africa and will take on a role as advisor to CEO Börje Ekholm. Rafiah Ibrahim, who has held her current position since April 01, 2017, will assume her new role effective August 31, 2019. She will leave the Ericsson Executive Team effective the same date.

Börje Ekholm, President and CEO, says: “Rafiah has been a very important leader in our sales and delivery organization. In her latest assignment she successfully led the merger of two important markets, Middle East & Africa, increasing customer value and securing scale and efficiency as well as implementing a robust operational structure. In addition, Rafiah has built strong customer relationships across the region not least visible in the recently announced 5G contracts. Rafiah has been a valued member of the Executive Team and I look forward to continuing to work with her in her new role.”

Rafiah Ibrahim joined Ericsson in 1996 and have held various managerial positions across the organization, the last five years as head of a region. She will stay fully committed to driving the regional agenda forward until assuming her new position and transiting into an advisory role with focus on building strong customer relationships.

A recruitment process has been initiated to appoint a successor.

NOTES TO EDITORS

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PRESS RELEASE March 12, 2019

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ABOUT ERICSSON

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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